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                                    SUMMARY

  The following summary contains certain information contained elsewhere in this Proxy Statement/ Prospectus and certain additional information. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained or incorporated by reference in this Proxy Statement/Prospectus and the Annexes hereto. Shareholders of Crown and CarnaudMetalbox are urged to read this Proxy Statement/Prospectus, the Annexes hereto and the documents incorporated herein by reference in their entirety. For the convenience of readers, a "GLOSSARY OF SELECTED DEFINED TERMS" has been included in this Proxy Statement/Prospectus.

                                  THE MEETING

DATE, TIME AND PLACE OF THE MEETING

  The Special Meeting of Crown is to be held on December 19, 1995, at 10:00 a.m., Philadelphia time, at Crown's offices located at 9300 Ashton Road, Philadelphia, PA 19136.

MATTERS TO BE CONSIDERED AT THE MEETING

  At the Special Meeting, shareholders of Crown will have the opportunity to consider and act upon the following three related proposals (the
"CarnaudMetalbox Proposals"):

    (1) the approval of the transactions contemplated by the Exchange Offer Agreement, pursuant to which and subject to the terms and conditions thereof, Crown proposes to make an offer to acquire all of the outstanding CarnaudMetalbox Shares and to enter into the Shareholders Agreement with CGIP;

    (2) the approval of the issuance of shares of Crown Common Stock and Crown Acquisition Preferred Stock in connection with the proposed CarnaudMetalbox Transaction, and the issuance of shares of Crown Common Stock upon conversion of Crown Acquisition Preferred Stock; and

    (3) the approval of the adoption of an amendment (the "Acquisition Articles Amendment") to Crown's Articles of Incorporation (a) to authorize, solely in connection with the proposed CarnaudMetalbox Transaction, 50,000,000 shares of Crown Acquisition Preferred Stock, (b) to authorize 380,000,000 additional shares of Crown Common Stock in connection with the proposed CarnaudMetalbox Transaction and for other general corporate purposes and (c) to render Subchapter E of the PBCL inapplicable to Crown.

  For a description of possible modifications to the terms of the proposed CarnaudMetalbox Transaction, see "THE CARNAUDMETALBOX PROPOSALS--Description of the CarnaudMetalbox Proposals--Possible Modifications to the Offer Consideration."

  At the Special Meeting, shareholders of Crown will also have the opportunity to consider and act upon two separate proposals unrelated to the proposed CarnaudMetalbox Transaction: (1) the approval of the adoption of an amendment to Crown's Articles of Incorporation to remove a superfluous provision which provides that shareholder approval is specifically not required in connection with the authorization of secured bond indebtedness of not more than $5,500,000 of Crown (the "Articles Modernization Proposal"); and (2) the approval of the adoption of an amendment to Crown's Articles of Incorporation to authorize 30,000,000 additional shares of preferred stock of Crown, which may be issued at any time or from time to time, in one or more classes or series of a class with voting rights and such designations, preferences, limitations and special rights as are, subject to the terms of Crown's Articles of Incorporation as so amended, determined by Crown's Board of Directors; provided, however, that such shares will rank on a parity with or junior to Crown Acquisition Preferred Stock in respect of dividend and liquidation rights and provided further that any such shares will not be entitled to more than one vote per share when voting as a class with holders of Crown Common Stock (the

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"Additional Preferred Stock Proposal") and will be subject to a policy to be adopted by Crown's Board with the intention of mitigating certain "anti-takeover" effects in certain situations.

  Collectively, the foregoing proposals are referred to herein as the "Special Meeting Proposals."

RECORD DATE

  The record date for the Special Meeting is October 23, 1995 (the "Record Date"). Only shareholders of Crown whose names appeared on the books of Crown at the close of business on that date will be entitled to vote at the Special Meeting. As of the close of business on that date, 90,609,422 shares of Crown Common Stock were outstanding and entitled to vote at the Special Meeting, each share being entitled to one vote.

REQUIRED VOTE

  Under the PBCL and Crown's Articles of Incorporation, the approval of the applicable CarnaudMetalbox Proposals, the Articles Modernization Proposal and the Additional Preferred Stock Proposal each requires the vote of a majority of the votes cast by all shareholders entitled to vote thereon at a meeting at which a quorum is present. Under the PBCL and Crown's Bylaws, the presence, in person or by proxy, of shareholders entitled to cast at least a majority in number of all votes entitled to be cast on a matter is necessary to constitute a quorum.

  The rules of the NYSE require that the issuance of shares of Crown Common Stock and Crown Acquisition Preferred Stock in connection with the proposed CarnaudMetalbox Transaction, and of shares of Crown Common Stock upon conversion of Crown Acquisition Preferred Stock, be approved by a majority of the votes cast on the proposal, provided that the total vote cast on the proposal represents over 50% in interest of all securities entitled to vote on the proposal.

  As of the Record Date, the directors and executive officers of Crown (and their affiliates) beneficially owned 6,900,095 shares of Crown Common Stock (including 5,372,215 shares of Crown Common Stock which may be deemed to be beneficially owned by certain directors and executive officers by virtue of their membership on an investment committee in respect of various Crown pension plans), constituting approximately 7.615% of the outstanding Crown Common Stock. All such directors and executive officers have indicated they intend to vote or direct the vote of all outstanding shares of Crown Common Stock over which they have voting power in favor of all of the Special Meeting Proposals. For further information in respect of the ownership of Crown Common Stock, including ownership by directors and executive officers of Crown, see "CROWN CORK & SEAL COMPANY--Voting Securities and Principal Holders Thereof." For information as to the effect of abstentions and broker "non-votes" on voting results, see "THE MEETING--Required Vote."

  SHAREHOLDERS OF CROWN SHOULD NOTE THAT THE EFFECTIVENESS OF THE
CARNAUDMETALBOX PROPOSALS TO BE CONSIDERED AT THE SPECIAL MEETING IS CONDITIONED IN CERTAIN RESPECTS. SEE "THE MEETING--REQUIRED VOTE."

EFFECT OF SHAREHOLDER APPROVAL

  Crown believes that shareholder approval of the transactions contemplated by the Exchange Offer Agreement is not required by the PBCL or the applicable rules of the NYSE, other than in respect of the CarnaudMetalbox Proposals referred to below dealing with the issuance and authorization of Crown Stock in connection with the CarnaudMetalbox Transaction. However, in addition to the approval of the proposals dealing with the issuance and authorization of Crown Stock, Crown's Board of Directors is requesting the approval of Crown's shareholders of the proposed CarnaudMetalbox Transaction and the other transactions contemplated by the Exchange Offer Agreement (including the execution and delivery by Crown of the Shareholders Agreement) in light of the significance of the proposed acquisition and such other transactions to Crown's shareholders. In addition, Crown's Board of Directors has made approval of the transactions contemplated by the Exchange Offer Agreement (in addition to the approval of the authorization and issuance of Crown Stock in connection therewith) by Crown's shareholders a condition to the acquisition of CarnaudMetalbox pursuant to the Exchange

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